The stockholders of the Brookfield Real Assets Income Fund Inc. voted on the following proposals at a stockholder meeting on May 25, 2017. The description of the proposal and number of shares voted are as follows:

                               Shares Voted     Shares Voted    Shares Voted
                                    For            Against         Abstain
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1. To elect to the Fund's
   Board of Directors
   Louis P. Salvatore           29,014,646        1,795,133         471,227
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2. To elect to the Fund's
   Board of Directors
   David Levi                   28,890,062        1,847,913         543,031
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